









INVEST IN **SUBSTACK**

The subscription network for independent writers and creators

substack.com San Francisco CA

Venture Backed

Highlights

1. Substack's mission is to build a new economic engine for culture.
2. Substack is a subscription network based on writing, podcasting, community, and other forms of culture-making.
3. The network has more than 35 million active subscriptions, including 2 million paid subscriptions.
4. The Substack network now drives 40 percent of all subscriptions and 15 percent of paid subscriptions on the platform.
5. Cumulatively, readers have paid writers more than $300 million through Substack.

Our Team

Chris Best Co-founder and CEO

Chris Best is co-founder and CEO of Substack. Before Substack, Chris was the co-founder and CTO of the mobile messenger app, Kik.

Hamish McKenzie Co-founder and Chief Writing Officer

Hamish McKenzie is co-founder and Chief Writing Officer at Substack. A former journalist, Hamish was also previously the lead writer for Tesla and author of the book "Insane Mode: How Elon Musk's Tesla Sparked an Electric Revolution to End the Age of Oil".

Jairaj Sethi Co-founder and CTO

Jairaj Sethi is co-founder and CTO of Substack. Prior to Substack, Jairaj was the Head of Platform and Principal Developer for Kik.

Building a new economic engine for culture

We started Substack because we believe that what you read matters and that the stories and ideas you spend time with shape how you think and who you are. On Substack, readers and writers, rather than the companies that want to sell them stuff, are the customers. Writers and creators can publish their work and make money from paid subscriptions while readers and consumers can directly support the work that they deeply value. With this approach, we work to realize our mission: to build a new economic engine for culture.

Some of the world's most beloved writers are on Substack—Margaret Atwood, George Saunders, Kareem Abdul-Jabbar, Matt Taibbi, Bari Weiss, Astral Codex Ten, Andrew Sullivan, Roxane Gay, Alison Roman, Chuck Palahniuk, Anne Helen Petersen, Matt Yglesias, Robert Reich, Michael Moore, Jonathan Haidt, and Patti Smith, to name a few—and they have been joined by a new generation of writers who are building their livelihoods and communities on the platform.

Substack's simple publishing tools have helped thousands of writers start thriving businesses that wouldn't otherwise have existed, and its network effects

thriving businesses that wouldn't otherwise have existed, and its network effects are driving the development of a media economy unlike any the world has ever known—an economy where value is measured not only in dollars but also in quality, in good-faith discourse, and in creating an internet that celebrates and supports humanity.

Substack is a startup on an extremely ambitious mission, which is inherently risky. You should not invest any funds in this community round unless you can afford to lose your entire investment.

But if you share our belief that Substack can grow its financial impact alongside its cultural impact, we invite you to come along for the ride.



Chris, Hamish, and Jairaj in 2019

How we've built Substack into a network

With the Substack model, independent publishers own their content and relationship with their subscribers. They have complete editorial control, and they keep the lion's share of the revenue generated on the platform.



When a reader pays for a subscription on Substack, an average of 86% of the money goes to the writer and the remainder covers our revenue share and Stripe's payment processing fees. Since we only make money when publishers make money, our interests remain aligned. In turn, the publishers make money only when their subscribers feel they are getting something of value, meaning incentives are aligned all the way through the system.

Here's a snapshot of our first few years:

2017 Founded Substack.

2018 Graduated from Y Combinator (W18). Raised $2 million in seed funding.

2019 Raised a $15 million Series A, led by Andreessen Horowitz.

2020 Hit 100,000 paid subscriptions.

2021 Hit 1 million paid subscriptions. Raised a $65 million Series B, again led by Andreessen Horowitz.

2022 Added support for **podcasts**, **video**, and **Chat**. Launched the **Substack app**. Introduced **Recommendations**.

We raised money from major investors to build a foundation for a network that helps writers and creators grow, helps readers develop relationships with writers and creators they trust, and gives Substack a compounding advantage.

We have used our funding to build a team drawn from the best tech and culture companies in the world, and to develop a category-defining product that continues to evolve rapidly. We also used financing to attract some of the world's best writers to Substack, who in turn have brought many millions of readers into the system, kickstarting a network that has become known for quality and depth. The best writers want to be where the best writers are, and the best writers are on Substack. This strategy has helped stave off competition from deep-pocketed incumbents and has established Substack as a brand that has become synonymous with independent subscription publishing.

Today, there are more than 35 million monthly active subscriptions and 2 million paid subscriptions to writers on Substack.



The Substack network now drives 40 percent of all subscriptions and 15 percent of paid subscriptions on the platform.

A new generation of writers are making their livelihoods on Substack, and others are building new institutions from scratch. More than 17 thousand writers are earning money on Substack, with the top 10 publishers on Substack collectively making more than $25 million annually.



Cumulatively, readers have paid writers more than $300 million through Substack.



The pool of talent on Substack is diverse and deep. <u>Historians</u>, <u>academics</u>, and <u>red carpet fashion experts</u> are all on the platform. Substack writers have <u>broken major news stories</u>, spurred a <u>renaissance in culture writing</u>, and <u>pushed the bounds of recipe development</u>. The platform has become a home to <u>podcasters</u>, <u>comics creators</u>, <u>finance experts</u>, and <u>rock stars</u>, as well as a slew of new media institutions, including <u>The Free Press</u>, <u>The Mill</u>, and <u>The Ankler</u>.

We've advanced a new monetization model for podcasting, started an expansion into video, and launched <u>Chat</u> to make it easier for writers to bring their community to life and deepen relationships with their subscribers.

But this is just the beginning.

The opportunity for subscription networks





The last couple decades of the internet have created a media system in which writing has been economically devalued and advertisers have been served above all others. We believe that the internet's powers, married to the right business model, can be harnessed to create a better media economy that gives more control to writers and readers, protects free speech and a free press, and promotes the creation of amazing works that wouldn't have been possible in other systems.

To realize this mission, we are building a *subscription network,* founded on deep relationships, trust, and creator ownership. Subscription networks represent a step forward from social networks. We think they will play a major role in the internet's next chapter.

While social networks are associated with advertising and attention, subscription networks are about direct payments and trust. While social networks facilitate shallow connections, subscription networks foster deep relationships. While social networks are about lock-in and platform ownership, subscription networks are about freedom to move and creator ownership.

As Substack grows to accommodate more writers, podcasters, videomakers, musicians, scientists—and culture-makers of all kinds—we see a path to hundreds of millions of subscriptions and a significant cultural impact, which will in turn provide ample financial opportunity.

Building together

When we raised our last round of funding, in March 2021, we explored how we might make it possible for a large group of writers to invest alongside the traditional investors, but it ultimately proved too complex. Most importantly, it was difficult to include people who were not already accredited investors—a qualification determined largely by wealth. But the idea never left our minds.

We are serious about building Substack *with* writers, and this community round is a good way to concretize that ideal. We're doing this because the dynamics of a platform like Substack change if the people who are building their businesses on it are owners of it, too. And we're doing it because it not only provides a good for our company, but it also presents an opportunity for the people who use Substack to participate in the benefits that come from building this network—including the financial upside

In recent years, doing a community round like this one has become more viable because of regulatory changes and the rise of companies like Wefunder, which makes the process simple.

We're delighted that **Bill Bishop**—the first-ever writer on Substack (**proof!**), and an expert on US–China relations—is leading our community round, joined by **Ted Gioia**, **Heather Havrilesky**, **Suleika Jaouad**, **Anthony Pompliano**, and **Polina Pompliano**. We are even more excited to enable thousands of others to invest alongside this group.

We want to make it clear, however, that just because you *can* invest in Substack, it doesn't mean you should. Investments are risky—especially in startups, which have a habit of dying, pivoting, or simply not making enough money. Substack is only five-years-old and we are still proving that there is a large market for subscription-based writing and culture. If you don't have money to spare, don't spend it on this.

If, however, you share our belief that Substack can grow its financial impact alongside its cultural impact, then this investment could be worth a shot. We are at the dawn of the era of the subscription network. This work will be ambitious and exciting, and it will be meaningful. We'd love to have you by our side as we build this new economic engine for culture together.



FAQ

Do I have to be an accredited investor to invest?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

What is the minimum amount I can invest?

$100.

What's the maximum I am legally allowed to invest?

Through Regulation Crowdfunding everyone can invest at least $2,200. How much you're able to invest above that depends on your net income and net worth. You can see how much you're allowed to invest by entering those two numbers under "Investor Limits" here (once you've created and logged in to a Wefunder account).

While you may be legally able to invest more, your investment may be lowered depending on the interest we receive in this round.

Am I guaranteed to get the amount that I signed up for?

No. If we are oversubscribed, we may not be able to accept all investments and may reduce individual investments - in which case you'll be refunded for the difference. If we're oversubscribed, we'll prioritize the following groups in this order and by tenure:

1. Substack writers who have turned on paid subscriptions

2. Paying subscribers

For that reason, we recommend you sign up for Wefunder using the same email address as your Substack account.

Can I invest if I don't live in the United States?

With a few exceptions, investments can be accepted from international investors as long as you represent that you are complying with the law in your country. Here's a step-by-step guide on investing from outside the US.

The only exceptions are the Canadian provinces of Quebec, Ontario, and Alberta which have requested that Wefunder bar their residents from investing on Wefunder's platform, as well as certain sanctioned countries.

For accredited investors from one of those Canadian provinces, we're looking into creating an opportunity to invest. You can email wefunder@substackinc.com to express your interest.

What fees do investors pay?

For payments made by bank ACH, wires, or checks, Wefunder charges investors a transaction fee of 2%, with a minimum of $8 and a max of $100. For credit cards, Apple Pay, or Google Pay, Wefunder charges a 5% fee, with a minimum of $8 and no maximum.

Investors can get their first investment fee-free by completing the welcome sequence when creating their account (www.wefunder.com/welcome) and using their ACH bank account (US banks only) or a wire. *Just so you know, this only applies to first investments.*

Fees are one-time and are not reoccurring.

How will I make a return on my investment, and when?

We're not able to make lots of future projections, but we have big ambitions for the company. We are working on a new economic engine for culture. We think the best way to achieve that is to build a successful independent company, which could involve going public one day, but for now we are focused on building.

Under the terms of our Series B, our (pre-money) valuation is $585M. If we have a successful exit in the future (like an IPO, merger, or acquisition) for more than that amount, you'll see a return on your investment. Since we're selling the same class of stock we sold to venture capitalists in our Series B, you'll get paid out at the same time that they do.

Where can I ask a question?

You can ask any questions you have in the "Ask A Question" section of this page.